UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR GLOBAL MINING LEGACY HOURLY EMPLOYEES' SAVINGS PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 5205 N. O'Connor Boulevard, Suite 100, Irving, Texas 75039 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2022 and 2021

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2022 and 2021	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2022	2
Notes to Financial Statements, as of December 31, 2022 and 2021 and for the Year Ended December 31, 2022	3
Supplemental Schedules
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, Year Ended December 31, 2022	15
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2022	16
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Signatures	18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of Caterpillar
Global Mining Legacy Hourly Employees' Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Caterpillar Global Mining Legacy Hourly Employees’ Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
June 22, 2023

We have served as the Plan’s auditor since 2013.

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

(in thousands of dollars)	2022	2021
Investments
Interest in the Master Trust	$40,377	$49,940
Other investments – participant directed brokerage accounts	389	471
Total investments	40,766	50,411
Receivables
Notes receivable from participants	465	687
Participant contributions receivable	33	37
Employer contributions receivable	59	43
Receivables for securities sold – participant directed brokerage accounts	—	3
Total receivables	557	770

Cash	4	11

Total assets	41,327	51,192
Liabilities
Payables for securities purchased – participant directed brokerage accounts	(4)	(24)

Net assets available for benefits	$41,323	$51,168

See accompanying notes to the financial statements.

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2022

(in thousands of dollars)	2022
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$(7,230)
Net appreciation (depreciation) in fair value of investments from participant directed brokerage accounts	(187)
Net investment income (loss)	(7,417)
Interest and dividend income
Interest income on notes receivable from participants	27
Interest and dividend income from participant directed brokerage accounts	4
Total interest and dividend income	31
Contributions
Participant	1,629
Employer	942
Total contributions	2,571
Deductions
Participant withdrawals	(4,984)
Administrative expenses	(46)
Total deductions	(5,030)

Net increase (decrease) in net assets available for benefits	(9,845)
Net assets available for benefits
Beginning of year	51,168
End of year	$41,323

See accompanying notes to the financial statements.

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

1.Plan Description
The following description of the Caterpillar Global Mining Legacy Hourly Employees' Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information regarding the Plan.

General
The Plan is a profit sharing plan that includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC") and is an "employee stock ownership plan" within the meaning of IRC Section 4975(e)(7). The Plan is maintained and sponsored by Caterpillar Inc. (the "Company") for employees of Caterpillar Global Mining LLC, a 100 percent-owned subsidiary of the Company, and enables eligible employees to accumulate funds for retirement. The Plan is governed by the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation
Employees whose employment is governed by the collective bargaining agreement with the Steelworkers Union Local #1343 ("SMKE") and those whose employment is governed by the collective bargaining agreement certified by the National Labor Relations Board Case No. 16-RC-7210 ("Denison") are eligible to participate in the Plan. SMKE employees are eligible to participate in the Plan after they have completed 480 hours of service and Denison employees are generally eligible on the first day of employment. Plan participation is voluntary and participating eligible employees (the "participants") elect to defer a portion of their eligible compensation through pre-tax and after-tax contributions.

Contributions
All participants are eligible to make participant contributions up to 70 percent of their eligible compensation through a pre-tax deferral arrangement and an after-tax Roth 401(k) arrangement as elected by each participant. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the IRC.

All participants also are eligible for employer matching contributions which are 100 percent of participant 401(k) contributions up to a maximum of 6 percent of eligible compensation.

Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan as discussed in Note 3. Participants generally may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balances either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Newly eligible participants are subject to an automatic enrollment process. Unless electing otherwise, participants who become newly eligible will be enrolled with a default 6 percent deferral of their eligible compensation, and their default investment election is the Target Retirement Fund ("TRF") closest to the year in which the participant turns age 65. The salary deferral for Denison participants will increase by an additional 1 percent each subsequent year up to a maximum 15 percent, unless otherwise instructed by the participant. The salary deferral for SMKE participants will increase by an additional 1 percent each subsequent year up to a maximum established by the Plan Administrator, unless otherwise instructed by the participant.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contributions, employer matching contributions, Plan earnings/losses (based on each participant's investment elections) and charged with administrative expenses. Participants are entitled to the benefit that can be provided from the participant's vested account.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions and related earnings thereon. SMKE participants also vest immediately in the employer matching contributions and the related earnings thereon. Denison participants fully vest in their employer matching contributions and the related earnings thereon as follows:

Years of Service	Percentage Vested
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5 and more	100%

The Plan provides for 100 percent vesting of all contributions and the related earnings thereon upon a participant's death while actively employed or disabled or a participant's death while performing qualified military service.

Company contributions forfeited by terminated participants are used to reduce future Company contributions to the Plan. The amount forfeited and used to reduce Company contributions for the year ended December 31, 2022 was $48 thousand.

Upon termination of employment for any reason, including death or retirement, the balance in a participant's vested account is distributable in a single lump sum cash payment. Historically, the Plan allowed the participant (or beneficiary) to elect periodic withdrawals. Any current benefits being paid as periodic withdrawals will continue to be paid in installments until the participant's vested account balance is fully distributed. Participants also have the option to leave their vested account balances in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Company stock up to the amount of the participant's balance in the Caterpillar Stock Fund on date of election. The value of shares will be based upon the average price per share The Northern Trust Company (the “Trustee”) receives from the sale of Company shares for the purpose of making the distribution.

Notes Receivable from Participants
The Plan provides for participant loans against eligible participant account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. The minimum loan permitted is $1,000 and participants may only have one outstanding loan at any time. Each loan specifies a repayment period that cannot extend beyond five years. Loans bear interest at the prime interest rate on the first business day of each calendar quarter plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. For participant loans that are in default, the amount of the unpaid loan principal and interest due to the Plan will be treated as a deemed distribution.  Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e., termination of employment).

Administration
The Plan is administered by the Company. Pursuant to procedures adopted by the Company, responsibility for the Plan's non-financial matters has been delegated to the Caterpillar Inc. Benefits Administrative Committee and responsibility for the Plan's financial matters has been delegated to the Caterpillar Inc. Benefit Funds Committee. The Company and the Caterpillar Inc. Benefit Funds Committee have entered into a trust agreement with the Trustee to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan. The Company has retained Alight Solutions to provide recordkeeping and administrative services as part of the administration of the Plan.

Plan Termination
The Company has the right under the Plan at any time to terminate the Plan, subject to provisions of ERISA and subject to the terms of any applicable collective bargaining agreement. In the event of Plan termination, participants will become fully vested in all benefits which have been accrued up to the date of Plan termination and Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on March 16, 2015, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2022 and 2021, there are no material uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for tax years prior to 2017.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Caterpillar Investment Trust ("Master Trust") and investments included in the participant directed brokerage accounts are valued as described in Note 4. Interest on investments is recorded daily as earned. Dividends are recorded on the ex-dividend date. The Master Trust presents, in Note 4, in Net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
The Plan charges a $4.75 per month per participant fee to pay expenses as they come due. Expenses are recordkeeping fees, trustee fees, plan education and audit fees and are paid once they have been approved by the Caterpillar Inc. Benefit Funds Committee. If a participant has an account in more than one plan sponsored by the Company or an affiliate, they will only be charged one $4.75 per month fee. The Company pays any administrative expenses which exceed amounts collected from participants annually by the Plan, excluding applicable expenses paid directly from participant accounts described below. If amounts collected from participants exceed certain administrative expenses, the Company determines whether a corrective action is appropriate which could include a reallocation of funds back to participant accounts or a structural change to the participant fees.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include monthly fees for participants that utilize professional management services and processing fees for qualified domestic relations orders and participant loans.

Participant Withdrawals
Participant withdrawals are recorded when paid.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimated.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.Investment Programs
Investment options that are currently available to participants consist of three main categories: TRFs, core investment options (including the Caterpillar Stock Fund) and a participant directed brokerage option.

The TRFs are portfolios created primarily from the Plan’s core investment options. The goal of these funds is to give participants investment options that provide an age appropriate asset allocation. Each TRF contains a blend of stock and bond investments. The proportion of stocks and bonds in each fund is based on an anticipated retirement date and reduces exposure in equities and increases fixed income and other certain investments as the participant’s anticipated retirement date approaches or passes.

In addition to the TRFs, the Plan also provides participants with core investment options which are made up of actively managed investment funds and index funds. The following table presents the investment funds and index funds that were available to participants as of December 31, 2022 and 2021.

Menu of Core Investment Options
U.S. Large Cap Equity Funds	Capital Preservation Funds
1 Caterpillar Stock Fund 2 U.S. Large Cap Equity Fund 3 U.S. Large Cap Equity Index Fund	8 Stable Principal Fund 9 Money Market Fund
U.S. Small/Mid Cap Equity Funds	Fixed Income Funds
4 U.S. Small/Mid Cap Equity Fund 5 U.S. Small/Mid Cap Equity Index Fund	10 Bond Fund 11 Bond Index Fund
International Equity Funds
6 International Equity Fund 7 International Equity Index Fund

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash and/or cash equivalents.

The participant directed brokerage option allows participants to invest outside of the standard Plan options. Alight Financial Solutions is the introducing broker/dealer and Pershing, a division of BNY Mellon, is the custodian/clearing firm for the participant directed brokerage option. The types of investments offered through the participant directed brokerage option are individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds, registered investment companies and fixed income securities such as bonds.

Participants also have the option to enroll in professional account management services through the Plan’s recordkeeper for additional, separately charged fees.

4.    Master Trust
Substantially all of the Plan's investments are held in the Master Trust, which was established for the investment of the Plan and other Company sponsored retirement plans. The Northern Trust Company is the Trustee of the Master Trust and the custodian for funds invested through the core investments and the TRFs (the funds invested through the core investments and the TRFs are referred to as the Master Trust herein). The Plan and the other Company sponsored retirement plans pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust. The Plan has a specific interest in the Master Trust.

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2022 and 2021.

(in thousands of dollars)	Master Trust		Plan’s Interest in Master Trust
	2022	2021	2022	2021
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,863,458	$2,573,289	$220	$312
Common stocks	2,381,373	2,933,878	7,362	9,772
Preferred stocks	16,623	21,752	83	116
Preferred corporate bonds and notes	13,503	16,358	94	121
Other corporate bonds and notes	760,745	921,255	5,555	7,103
U.S. government securities	565,628	594,003	3,927	4,356
Common collective trusts	6,021,774	7,020,525	20,866	25,759
Registered investment companies	1,148	1,416	5	7
Interest bearing cash	3,161	62,561	22	357
Other investments, net	156,773	218,751	682	1,070
	12,784,186	14,363,788	38,816	48,973

Investments, at contract value
Fully benefit-responsive synthetic guaranteed investment contracts	948,565	795,621	1,976	1,534

Other assets
Cash	1,540	3,600	7	24
Receivables for securities sold	72,405	74,272	492	500
Accrued income	25,436	18,336	137	118
	99,381	96,208	636	642

Total Master Trust assets	13,832,132	15,255,617	41,428	51,149

LIABILITIES
Payables for securities purchased	(152,319)	(191,996)	(1,051)	(1,209)

Net Master Trust assets	$13,679,813	$15,063,621	$40,377	$49,940

The fully benefit-responsive synthetic guaranteed investment contracts are valued at contract value as described in the Investment Contracts section of Note 4. All other investments are stated at fair value and are valued as described below:

•Common and preferred stocks: Primarily valued at quoted market prices.

•Preferred and other corporate bonds and notes: Valued based on matrices or models from reputable pricing vendors and may be determined by factors which include, but are not limited to market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.
•U.S. government securities: Valued based on matrices or models from reputable pricing vendors.
•Common collective trusts: Primarily stated at net asset value ("NAV") of units held. The Plan's management elected the practical expedient to use NAV in measuring the fair value of the underlying investments.
•Registered investment companies: Valued at quoted market prices that represent the net asset value of shares held by the Master Trust.
•Interest bearing cash: Stated at cost which approximates fair value.
•Other investments, net: Primarily valued at quoted market prices, when available, or valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize Master Trust investments measured at fair value based on NAV per share using the practical expedient, the unfunded commitments and redemption restrictions as of December 31, 2022 and 2021.

(in thousands of dollars)
December 31, 2022	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$4,705,417	—	None	Daily	None
Short-term investments	$556,323	—	None	Daily	None
U.S. Government securities	$727,446	—	None	Daily	None
Private placement - Mortgages	$32,588	—	Yes [1]	Monthly [1]	Yes [1]

[1] Redemptions allowed once per month and are restricted to available cash on hand as determined by the trustee of the fund. A notice of redemptions required five days prior to the last business day of the month.

(in thousands of dollars)
December 31, 2021	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$5,645,366	—	None	Daily	None
Short-term investments	$504,068	—	None	Daily	None
U.S. Government securities	$827,298	—	None	Daily	None
Private placement - Mortgages	$43,793	—	Yes [1]	Monthly [1]	Yes [1]

[1] Redemptions allowed once per month and are restricted to available cash on hand as determined by the trustee of the fund. A notice of redemptions required five days prior to the last business day of the month.

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2022.

(in thousands of dollars)	2022
Changes in Net Assets:
Caterpillar Inc. common stock net appreciation (depreciation) in fair value of investments	$417,720
Net appreciation (depreciation) in fair value of investments	(1,980,264)
Interest	70,569
Caterpillar Inc. common stock dividends	57,741
Dividends	58,055
Other income	4,570
Net investment income (loss)	(1,371,609)

Transfers, net [1]	1,680
Administrative expenses not directly allocated to the plans and other expenses [2]	(13,879)
Increase (decrease) in net assets	(1,383,808)

Net assets
Beginning of the year	15,063,621
End of the year	$13,679,813

[1] Represents items recorded at the plan level such as contributions, benefit payments, plan transfers and plan specific administrative expenses.
[2] Primarily related to fees and expenses paid to professional money managers who manage the investment funds.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution (Metropolitan Tower Life Insurance Company, Transamerica Life Insurance Company and The Prudential Insurance Company of America). The Plan measures the synthetic GICs at contract value in the Plan's Interest in the Master Trust in the Statements of Net Assets Available for Benefits. The synthetic GICs, which are designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that participant initiated withdrawals will be paid at contract value. The synthetic GICs are primarily backed by a portfolio of fixed income investments, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2022, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•Level 1 - Quoted prices for identical instruments in active markets.
•Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
•Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market-based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the year ended December 31, 2022, there were no significant transfers into or out of Levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2022 and 2021 are summarized below. Investments measured at net asset value per share using the practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation to the table that presents the net assets of the Master Trust.

	Fair Value Measurements as of December 31, 2022
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$5,257,093	$4,361	$—	$5,261,454
Corporate bonds and notes	—	774,248	—	774,248
U.S. government securities	—	565,628	—	565,628
Common collective trusts	—	—	6,021,774	6,021,774
Registered investment companies	1,148	—	—	1,148
Interest bearing cash	3,161	—	—	3,161
Other investments, net	98,853	57,920	—	156,773
Total assets	$5,360,255	$1,402,157	$6,021,774	$12,784,186

	Fair Value Measurements as of December 31, 2021
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$5,524,041	$4,878	$—	$5,528,919
Corporate bonds and notes	—	937,613	—	937,613
U.S. government securities	—	594,003	—	594,003
Common collective trusts	—	—	7,020,525	7,020,525
Registered investment companies	1,416	—	—	1,416
Interest bearing cash	62,561	—	—	62,561
Other investments, net	126,037	92,714	—	218,751
Total assets	$5,714,055	$1,629,208	$7,020,525	$14,363,788

Within the Master Trust, certain investment managers may use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The following is a description of the types of derivative contracts the Master Trust may use:

•Credit contracts: Credit default swaps are used to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the contract, then the protection seller makes no payment to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs, the protection seller will be required to make a payment to the protection buyer.
•Equity contracts: Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, such as the MSCI EAFE (developing countries), S&P 500 and S&P MidCap 400. These contracts are settled in cash daily. Investment managers may also invest in equity rights and warrants which gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame.
•Foreign exchange contracts: Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments. These contracts are presented gross (buy side of the contract as a receivable and sell side of the contract as a payable) in the table that presents the net assets of the Master Trust.
•Interest rate contracts: Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The fair value of these derivative contracts are included in Other investments, net, Receivables for securities sold and Payables for securities purchased in the tabular presentation of the Net Master Trust assets. The related appreciation (depreciation) is included in Net appreciation (depreciation) in fair value of investments in the tabular presentation of the Net investment income (loss) of the Master Trust. As of December 31, 2022 and 2021, the fair value of these derivative financial instruments, net was $8.3 million and $1.7 million, respectively. In 2022, the effect of these derivatives on Net investment income (loss) of the Master Trust was a net loss of ($24.2) million, which is primarily related to interest rate contracts and equity contracts.

Participant Directed Brokerage Accounts
The participant directed brokerage account Plan assets are not included in the Master Trust and are primarily related to investments in registered investment companies. The participant directed brokerage account assets that are measured at fair value as of December 31, 2022 and 2021 are summarized below:

Participant directed brokerage accounts	Fair Value Measurements as of December 31
(in thousands of dollars)	2022	2021

Level 1	$368	$419
Level 2	21	52
Total assets	$389	$471

5.    Related-Parties and Parties in Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants, as summarized in Note 3, include the Caterpillar Stock Fund (related-party and party in interest). The Master Trust also invests in the U.S. Large Cap Equity Index Fund, U.S. Small/Mid Cap Equity Index Fund, International Equity Index Fund, Money Market Fund, and the Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.

The Northern Trust Company also invests excess cash in equitization accounts and manages liquidity pools for the actively managed investment funds. The custodian of the funds invested in the participant directed brokerage option is Pershing, a division of BNY Mellon, which currently provides third party administrative and other plan related services to the Plan on behalf of Alight Financial Solutions. These transactions, and related fees, as well as participant loans, qualify as exempt party in interest transactions.

6.    Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2022	2021
Net assets available for benefits per financial statements	$41,323	$51,168
Certain deemed distributions of participant loans	(44)	(44)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	(132)	18
Net assets per Form 5500	$41,147	$51,142

The following table reconciles the Plan's Net increase (decrease) in net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2022
Plan's Net increase (decrease) in net assets available for benefits per financial statements	$(9,845)
Change in certain deemed distributions of participant loans	—
Change in adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	(150)
Net income (loss) per Form 5500	$(9,995)

Supplemental Schedules

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
EIN 37-0602744 Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, Year Ended
December 31, 2022
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected *	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
	$212	$38,784	$—	$—

* All delinquent contributions, adjusted for earnings, have been contributed to the Plan as of May 2023.

Caterpillar Global Mining Legacy Hourly Employees' Savings Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$40,244,135
*	Caterpillar Global Mining Legacy Hourly Emp Savings Plan Self Directed Brokerage CGH - Alight Financial Solutions	Participant directed brokerage accounts	**	389,312
*	Notes receivable from participants	Participant loans net of deemed distributions (various maturity dates through November 19, 2027, various interest rates ranging from 4.25% to 7.25%)	—	421,239
		Total Investments		$41,054,686
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CATERPILLAR GLOBAL MINING LEGACY HOURLY EMPLOYEES' SAVINGS PLAN

June 22, 2023	By:	/s/Stephen G. Robertson
		Name:	Stephen G. Robertson
		Title:	Member, Caterpillar Inc. Benefit Administrative Committee